Release Time    IMMEDIATE
Date            30 October 2000
Number          103/00


BHP NAME CHANGE EFFECTIVE TODAY

The name change of The Broken Hill Proprietary Company Limited to BHP Limited took effect today following registration of the new name with the Australian Securities and Investments Commission.

The new name was approved by shareholders at the Company's Annual General Meeting held in Adelaide on 17 October this year. The name change is the first in BHP's 115 year history and is aimed at simplifying the parent company name and bringing it in line with common usage.

The change of name does not create any new legal entity, and the parent Company is the same company after the change of name. This means that the change of name does not affect the parent Company's existing property, rights or obligations and does not affect any legal proceedings in which the company may be involved.




Media Relations:

Mandy Frostick
Manager Media Relations
Ph:     61 3 9609 4157
Mob:    61  419 546 245


Michael Buzzard
Senior Media Relations Advisor
Ph:     61 3 9609 3709
Mob:    61  417 914 103


Candy Ramsey
BHP Investor Relations Houston
Ph:     (713) 961-8640